Exhibit (a)(34)

GRANTED

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

MARTIN MARIETTA MATERIALS, INC.,

Plaintiff,

v.	C.A. No. 7102-CS

VULCAN MATERIALS COMPANY,

Defendant.

[PROPOSED] FINAL ORDER AND JUDGMENT

The Court, having conducted a trial in this matter on February 28, 2012 through March 2, 2012, and having issued its post-trial Opinion on May 4, 2012 (the “Opinion”), hereby enters final judgment as follows, for the reasons stated in the Opinion:

1.             Counts I and II of the Complaint of plaintiff Martin Marietta Materials, Inc. (“Martin Marietta”) are hereby dismissed with prejudice and Count III of the Complaint is hereby dismissed without prejudice as moot;

2.             Judgment is granted on all Amended Counterclaims of Vulcan Materials Company (“Vulcan”) enjoining Martin Marietta, its officers, agents, servants, employees, and attorneys, and those persons in active concert or participation with them who receive actual notice of this Order by personal service or otherwise, for a period of four months commencing on the date of this Order from any of the following:

a.                                       prosecuting a proxy contest, making an exchange offer or tender offer, or otherwise taking steps to acquire control of Vulcan shares or assets, including, without limitation, (i) making, maintaining, or amending any regulatory filings to facilitate any of the foregoing, (ii) making any communications, including with regulatory agencies, Vulcan shareholders or other third parties, to facilitate any of the foregoing, (iii) taking any steps to influence the vote on directors at the 2012 Vulcan Annual Meeting or (iv) otherwise acting to facilitate or in furtherance of any of the foregoing; and

b.                                      taking any actions in violation of the May 3, 2010 letter agreement between Martin Marietta and Vulcan (“the NDA”) or the May 18, 2010 Common Interest, Joint Defense & Confidentiality Agreement between Martin Marietta and Vulcan (“the JDA”), with Martin Marietta’s obligations under the NDA and JDA remaining in effect throughout the four- month period of said injunction (without reducing any term of the JDA).

3.                Without limiting any of the foregoing relief, and in connection with and to effectuate such relief, Martin Marietta, immediately upon entry of this Judgment, shall (a) terminate and withdraw its pending exchange offer and proxy materials and all regulatory filings (including Hart-Scott Rodino Act filings) made in connection therewith and (b) terminate and withdraw its notices of nomination and proposal of nominees to stand for election to the Vulcan Board of Directors.

IT IS HEREBY ORDERED this      day of May, 2012.

Chancellor

This document constitutes a ruling of the court and should be treated as such.

Court:	DE Court of Chancery Civil Action

Judge:	Leo E Strine

File & Serve Transaction ID:	44220470

Current Date:	May 14, 2012

Case Number:	7102-CS

Case Name:	CONF ORD Martin Marietta Materials Inc vs Vulcan Materials Co

/s/ Judge Leo E Strine